Mail Stop 0308



      May 26, 2005


Scott Sutherland
President
Vika Corp.
Suite 202, 2310 W 2nd Ave.
Vancouver, BC V6K 1J1



Re:  	Vika Corp.
      Registration Statement on Form SB-2
      Filed April 28, 2005
      File No. 333-124421


Dear Mr. Sutherland:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are a development stage company established on December 3, 2003, with limited operations, no revenues, and no significant assets. You also indicate you have not commenced your planned principal operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

Registration Statement Facing Page
2. In footnote 1 to the fee table, you indicate that the offering price was determined by the price of shares sold in a Regulation S offering, yet elsewhere in the registration statement you indicate that you relied on Regulation D for all previous issuances of securities. Please advise or revise to reflect the appropriate exemption from registration.
3. Please revise footnote 1 to the fee table to indicate that selling
shareholders "will" sell their shares at the price of $0.20 per share
until the common stock is quoted on the OTC Bulletin Board.
Provide
similar disclosure on the cover page.
4. Above the delaying amendment, we note the paragraph beginning with
"The information in this prospectus is not complete . . .".   This
disclosure should appear on the prospectus cover page, rather than on the registration statement facing page. Please revise accordingly.

Prospectus Cover Page
5. Please delete the last sentence from the first paragraph. Please be aware that an issuer does not apply to "list" its common stock on the OTC Bulletin Board. Rather, to be quoted on the OTC Bulletin Board, a market maker must file an application on your behalf in order to make a market for your common stock. Also revise throughout the remainder of the prospectus accordingly.

Description of the Business, page 6
6. We note your goal is to become a provider of private and secure carrier class data and voice network for small and medium size businesses. You also state that your target markets are second and third tier markets that are either underserved by incumbent telephone and cable companies or have no broadband access at all. These and similar statements are inappropriate in a summary, given your limited operating history and essentially no business operations. You should indicate in the summary that you have received no revenues from operations, you have only limited operations, you are a development stage company and you have received a going concern opinion from your auditors. Please revise accordingly.


7. After "Securities Issued and to be Issued," please add a separate paragraph that discloses that your sole executive officer and director holds 54.2% of your shares, and as a result will exercise control over your direction.
8. After "Alternative Plan of Distribution," briefly explain how the absence of a public market for the common shares impacts share liquidity.

Risk Factors, page 7
9. Please revise this section to more accurately describe your, services and management. References to "our equipment or facility, or those of our partners or customers" are inappropriate given your status. Similarly, delete the plural nature of the reference to control by "directors, officers and principal shareholders" and clearly state that Mr. Sutherland will have control.
10. Please delete in your risk factor section language in your risk factors that mitigates the risk. See, for example, the first clause of the fourth sentence in risk factor 4 ("We may lose customers...");
the fifth sentence in risk factor 4; the first clause in the first sentence in risk factor 5 ("We depend on Robert Lepage..."); and the first clause of the second sentence in risk factor 10 ("There is no public market...").
11. In the risk factor "We depend on Robert Lepage. . .", revise to explain who Mr. Lepage is and indicate that he provides services to you as a consultant.
12. Please revise the captions to your last two risk factors because they do not describe the risks to investors. For example, the caption to risk factor 12 indicates broker-dealers may be discouraged from making trades in penny stocks, but does not refer to the illiquidity of this stock and how that will affect an investor. Please review your risk factor captions generally to make sure they clearly and concisely describe the risks to investors, rather than merely stating facts that give rise to the risks.
Determination of Offering Price, page 11
13. You state that the offering price of $0.20 per share was "arbitrarily chosen." It is therefore important that the disclosure be clear and concise about how you did select an offering price per share. Accordingly, please revise to disclose all factors considered, including the Regulation S offering referenced in footnote 1 to the facing page of the registration statement. For each factor you cite, briefly explain how these factors affected your determination of the offering price.


Selling Shareholders, page 11
14. Please provide a total for each column listed.
15. You indicate that Scott Sutherland owns 700,000 shares prior to
the offering.  However, on page 17 you show ownership of
15,000,000
shares prior to the offering. Please revise as necessary. Update this information so it as of the most recent practicable date.
16. Please indicate the manner in which the selling shareholders acquired their shares.
17. Revise the final paragraph in this section that indicates that none of the selling shareholders have had a relationship with you other than as a shareholder. We note that Scott Sutherland, your sole director and officer, is a selling shareholder. Please revise accordingly.
18. Disclose whether any selling stockholder is a registered broker-dealer or an affiliate of a broker-dealer. If any selling stockholder is a broker-dealer, disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. You should also revise the plan of distribution section accordingly.
19. If the selling stockholder is an affiliate of a broker-dealer, disclose, if true, that:

* The seller purchased in the ordinary course of business, and
* At the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true, then the prospectus must state that the selling stockholder is an underwriter.

Plan of Distribution, page 13
20. Please alert investors at the beginning of this section that there is currently no market for any of your shares, and that you cannot give any assurance that the shares offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.
21. In this regard, please provide comprehensive disclosure as to how and when you expect to have your shares listed or traded. For example, if you anticipate being quoted on the OTC Bulletin Board, then disclose that a market maker must file an application on your behalf in order to make a market for your common stock. Clarify how long this takes and whether you have engaged a market maker to apply for quotation on the OTC Bulletin Board on your behalf. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
22. We note your reference to short sales. Please advise whether any selling stockholders have taken or plan to take any short positions prior to effectiveness of this registration statement. Short positions prior to effectiveness are inappropriate under Section 5 of the Securities Act.
23. Please provide the information required by Item 401 of Regulation
S-B with respect to Robert Lepage. We note that you have identified him as a significant employee, yet elsewhere you have identified him as a consultant. Please clarify.

Significant Employees, page 15
24. Please tell us if the two employees listed here are the same two employees you refer to in your disclosures on page 21 under number of employees. If so, please revise your disclosures to delete the reference to collective bargaining agreement since management is never represented by such agreement. If you in fact have four employees instead of two, please revise your disclosures to clarify the actual number of employees.

Legal Matters, page 19
25. Please file your legality opinion as soon as practicable.  See
Item 601(b)(5) of Regulation S-B.

Principal Products and Services, page 19
26. We note your plans to offer services in the telecommunications industry. Please explain to us and clarify in your disclosures if there are any regulatory licenses required from agencies in Canada in order for you to offer the products and services you anticipate selling. If so, please disclose how you comply with these requirements. If there are none, please disclose that there are no such requirements.
27. Expand this section to provide detailed information concerning your operations. This would include the status of any installations, servicing work, obtaining equipment, status of marketing arrangements, etc. You should provide information regarding all activities to clearly describe your operating status. If no progress has been made, so state. You should clarify how you will create a network that you will monitor with only two employees. This description may also need to be addressed in the risk factors section
28. Describe in further detail where you intend to install and maintain a wireless point of presence. Have you determined that there are sufficient telecommunications towers or buildings that meet the "technical criteria for such deployments" in the area you have selected? Briefly explain what these criteria are and explain who will effect any changes that may be required to meet these criteria and who will bear the cost. Also, please explain if you will need to obtain licenses or easements or comply with any governmental regulations.
29. Please explain approximately when you will be in a position, financial and otherwise, to actively commence your business. What are the prerequisites for doing so?

Industry Background, page 20
30. Refer to the last sentence of this section. Please revise this section to more clearly indicate what statements are opinions of Robert Lepage and explain the basis for these opinions. Please provide us with marked copies of the information, studies, data, etc.
upon which his opinions are based.

Marketing, page 20
31. Indicate, if true, that you will also supply broadband
wireless
capability to individual residences as well as small to medium size
companies.
32. State the basis for management`s belief that the growth
potential
for this market is         large and provide us with supporting
data.
Otherwise, delete this statement.
33. Please delete the list of marketing tools which you do not have the ability to capitalize on at the present time.

Competition, page 22
34. Briefly explain the new Wimax technology and why it is a "true differentiator" from your competitors.

Technology, page 22
35. Please describe your arrangements for obtaining needed equipment.

Number of Employees, page 22
36. Please quantify the part-time work of your two employees.

Periodic Reports with the SEC, page 23
37. Revise the statement that indicates that you will become a voluntary filer. Upon effectiveness of your registration statement, you will be required to file reports with the SEC.

Plan of Operation, page 23
38. We note that you present deferred revenue on your balance sheet.
Please clarify in your disclosures when you anticipate commencing operations.
39. Your disclosures in the first paragraph on page 23 regarding your
cash needs appear to suggest that your primary source of cash receipts since inception has been loans from your principal shareholder. However, your disclosures indicate that through December 31, 2004 you had received $4,100 in loans from your principal shareholder, while expenses since inception totaled approximately $51,000 during the same period. Please revise your disclosure to clarify that your primary source of funds to date has been through equity financing and provide the amount received.
40. Your disclosures detail approximately $313,000 for the
principal
the types of cost and expenses you expect to incur during the next
12
months. Please reconcile for us and revise your disclosures to explain the difference between the amount of funds you expect to raise of $600,000 disclosed on page 23 and the total amount you
expect to spend.   Please also reconcile the disclosure on page 7
that states that you project that you need to raise $650,000 in order to execute your business plans over the next 12 months to the $600,000 you disclose here.
41. You indicated that as of December 31, 2004, you only had funds to continue in business for one month. Please update your disclosure to explain the status of your business and financing since that time. Also, specifically explain at this time how you will generate sales in the next six to 12 months to support your planned ongoing operations. Please quantify the cash flow you will need to support your operations over the next 12 to 18 months. See Item 303(a) of Regulation S-B.

Executive Compensation, page 27
42. Please quantify the financial resources you will need in order to start paying Mr. Sutherland a salary.





Financial Statements
43. Please revise to update your financial statements to comply with the requirements of Item 310(g) of Regulation S-B.

Report of Independent Registered Public Accounting Firm, page F-2
44. Please include a signed audit report with your next amendment. Refer to Rule 2-02(a)(2) of Regulation S-X.

Balance Sheets, page F-3
45. Please label the final totals on each side of your balance sheet.

Statements of Operations, page F-4
46. You disclose in Executive Compensation on page 27 that total salary paid to date to your President was $18,000, but you disclose in the table of annual compensation that he did not receive compensation for services rendered. Please revise your disclosures in Executive Compensation to clarify this discrepancy. Further, you also disclose on page 23 in the last paragraph that another employee rents office space on your behalf. We believe that your financial statements should reflect all of the costs of doing business. If the cost of office space is not properly reflected in the financial statements, please revise your financial statements to reflect the fair value of the rental of the office space. Please revise your disclosures accordingly. Refer to SAB Topics 1:B and 5:T.

Note 1 - Nature and  Continuance of Operations, page F-7
47. We note that the report of your accountants indicate that there
is doubt concerning your ability to continue as a going concern. Please revise your disclosures to provide a reasonably detailed discussion of your ability or inability to generate sufficient cash support during the 12 month period following the date of the financial statements. For example we note your disclosure in management`s discussion and analysis that you plan to raise $600,000 in order to fund operations over the next 12 months.  See FRC
607.02

Note 2 - Summary of Significant Accounting Policies, page F-10
48. We note that you estimate advertising costs of approximately
$70,000 in future periods.   Please revise to include your
accounting
policy for advertising costs.  See SOP 93-7.

Recent Accounting Pronouncements, page F-10
49. Please revise indicate which newly issued standards you are referring to in your disclosures. Refer to SAB 74.

Note 5 - Related Party Transactions, page F-11

Consulting Fees
50. Please reconcile the total since inception through December
31,
2004 of $52,500 to the amounts presented in the income statement which total $42,500.
51. Given that the consulting fees that you disclose appear to have been paid to employees of your company, tell us why you believe that it is appropriate to characterize these expenses as consulting fees rather than employee compensation.

Recent Sales of Unregistered Securities, 33
52. We note your reference to "investors". Please identify the persons or class of persons to whom you sold the securities.
53. Please describe in further detail the facts relied upon to make the rule 504 exemption available.

*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Milwood Hobbs, Staff Accountant, at (202)
551-
3241 or Michael Moran, Senior Staff Accountant, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, Eloise Quarles, Special Counsel, at (202) 551-
3238,
or me at (202) 551-3725 with any other questions.

      Sincerely,




      H. Christopher Owings
      Assistant Director


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Scott Sutherland
Vika Corp.
May 26, 2005
Page 10